INVESTMENT MANAGERS SERIES TRUST
235 West Galena Street
Milwaukee, Wisconsin  53212

August 6, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901 on behalf of the 361 Managed Futures Strategy Fund and the 361 Global Managed Futures Strategy Fund (the “Funds” or “Registrant”)

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the proxy materials included in the Preliminary Schedule 14A (the “Preliminary Proxy Statement”) of the 361 Managed Futures Strategy Fund and 361 Global Managed Futures Strategy Fund (the “Funds”), series of Investment Managers Series Trust (the “Trust”), as provided orally to the undersigned on June 19, 2014.  The Staff’s comments and our responses are discussed below and as appropriate reflected in the Definitive Proxy Statement filed concurrently with this correspondence.  Please note that the Funds' advisor will not be engaging Horizon Cash Management LLC ("Horizon") to serve as a sub-advisor, accordingly, all references to Horizon have been removed from the definitive proxy statement.

1.	Page 2, Notice of Special Meeting to Shareholder, revise to state “each Fund” on proposal 1 and 2.

Response:	The requested revision has been made.

2.	Page 4, please state the number of shares outstanding and the number of votes to which each class of voting securities of the registrant is entitled in accordance to Item 6(a) of Schedule 14A,.

Response:	The requested revision has been made.

3.	Page 4, disclose the address of the sub-advisor in accordance with Item 22(a)(3)(i) of Schedule 14A.

Response:	The requested revision has been made.

4.	Please file the proposed sub-advisory agreement as an appendix to the proxy statement.

Response:	The proposed sub-advisory agreement has been included as Appendix B to the definitive proxy statement.

5.	Given the total expenses of the Funds will increase, please provide a table showing the current and pro forma fees pursuant to Item 22(a)(3)(iv) of Schedule 14A.

Response:	The requested disclosure has been added.

6.	Page 5, 2nd bullet paragraph, please revise the last sentence to state “if it assets increase.” .

Response:	The following statement has been modified as follows.

“361 Capital anticipates that the appointment of Federated as a sub-advisor will have a similar effect on the total annual expenses of the Global Managed Futures Fund, which began operation on February 12, 2014, if the Fund’s assets were to increase.”

7.
Please disclose that the advisory fee payable to 361 Capital, LLC will remain the same and discuss whether the Board of Trustees considered this factor under “Consideration of Proposed Sub-Advisory Agreement” section.

Response:	The following statement has been added under Advisory Fees, Sub-Advisory Fees and Economies of Scale section.

“The Board noted that there would be no change with respect to 361 Capital’s advisory fees with respect to either Fund.”

8.
Please disclose whether the Board of Trustees considered the cost of services to be provided and profits to be realized by the sub-advisor and the profitability of the sub-advisor pursuant to Item 22(c)(2)(i) of Schedule 14A,.

Response:	The Board did not receive information on the cost of services or the profitability of the sub-advisor.

9.
Please include disclosures required under Item 22(c)(9)(i)-(iii) such as the aggregate amount of the investment advisory fee during the last year and the amount that the sub-adviser would have received had the proposed fee been in effect.

Response:	The following disclosure has been added.

“•           Advisory fees paid by each Fund will increase, as the Fund will pay sub-advisory fees to Federated with respect to its portion of the Fund’s assets.  There will be no change to 361 Capital’s advisory fee with respect to either Fund.  If the Proposed Sub-Advisory Agreement had been in effect with respect to the Managed Futures Fund for the fiscal year ended October 31, 2013, Federated would have received $214,880 in sub-advisory fees from the Fund for the year, which would represent an approximate 0.10% increase in the overall advisory fees paid by the Fund.  If the Proposed Sub-Advisory Agreement had been in effect with respect to the Global Managed Futures Fund for the period of February 12, 2014 (its inception date), to June 30, 2014, Federated would have received $2,465 in sub-advisory fees from the Fund for that period, which would represent an approximate 0.03% increase in the overall advisory fees paid by the Fund.”

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer